UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

________________________________

HEARTWARE INTERNATIONAL, INC.
(Name of Subject Company)

HEARTWARE INTERNATIONAL, INC.
(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

422368100
(CUSIP Number of Class of Securities)

Lawrence J. Knopf
Senior Vice President, General Counsel and Secretary
HeartWare International, Inc.
500 Old Connecticut Path, Building A
Framingham, MA 01701
(508) 739-0950
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies to:

Clare O’Brien
Robert M. Katz
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On June 27, 2016, HeartWare International, Inc. (“HeartWare” or the “Company”), a Delaware corporation, entered into an Agreement and Plan of Merger with Medtronic, Inc.(“Medtronic”), a Minnesota corporation and Medtronic Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Medtronic.

This Schedule 14D-9 filing consists of the following document relating to the proposed transaction:

(i)	An email from Doug Godshall, President and Chief Executive Officer of HeartWare, distributed to HeartWare employees, first used or made available on July 6, 2016.

Dear HeartWare Colleagues,

It has been just over a week since we announced the exciting news of Medtronic’s planned acquisition of HeartWare.  I am guessing that you are still digesting the news a bit and wanted to send a brief update and share with you some of my observations in the few days since then.

Following last week’s employee meetings in Framingham and Miami Lakes, I was invited to travel with the Medtronic CRHF executive team to Minneapolis to introduce their leadership to HeartWare.  Before an audience of about 200 managers, I had the privilege of sharing with them not only our history of VAD innovation over the years, but was able to provide them with a real sense of our culture, our world-class technologies, and most importantly, how our commitment to patients has shaped our organization and has benefitted thousands with advanced heart failure.

They were able to see first-hand the sophistication of the HVAD and MVAD Systems, marveling at the small – and still smaller – size.  Unsurprisingly, it was seeing the faces and hearing the stories of some of our HVAD patients that moved them the most and drove home for them the incredible work that you do here every day.

Standing before them, I was struck again by the shared values between the two companies – a sentiment that was echoed back to me by those in the audience during the Q&A dialogue.  At the same time, it made me so proud of what we have accomplished together and how much more we can still accomplish as a part of Medtronic.

I know that you are all eager to learn more about the integration process and what happens next.  Integration planning began in earnest this week, and we have meetings with Medtronic team members later this week in Framingham and next week in Miami Lakes.  After that, we should have a better sense of integration activities.  We intend to stay connected with you and share updates as we can.

Until then, we continue to have incredibly important work to be done, and I thank you for your continued dedication to delivering the highest-quality customer service and products for the patients who are relying on us.

Sincerely,

Doug

Notice to Investors

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of HeartWare.  The tender offer for the outstanding common stock of HeartWare has not yet commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed on Schedule TO by Medtronic with the U.S. Securities and Exchange Commission (SEC), and soon thereafter HeartWare will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  The Company’s stockholders are advised to read these documents and any other documents relating to the tender offer that will be filed with the SEC carefully and in their entirety because they contain important information.  HeartWare’s stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov or by contacting HeartWare’s investor relations department at HeartWare International, Inc., 500 Old Connecticut Path, Framingham, MA 01701, Attention: Investor Relations.